Exhibit 99.3

Earnings Conference Call 3Q18

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Some of these forward-looking statements are identified with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate”, “potential”, “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. NO OFFER OR SOLICITATION This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Suzano will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom. Disclaimer

¹ Operating Cash Generation = Adjusted EBITDA less Sustaining CAPEX. ² Adjusted for non-recurring factors. 3 HIGHLIGHTS Adjusted EBITDA²: R$ 2,118 MM +79% vs. 3Q17 +35% vs. 2Q18 Operational Cash Generation¹: R$ 1,795 MM +98% vs. 3Q17 +40% vs. 2Q18 Production: 1,291 k ton +12% vs. 3Q17 +14% vs. 2Q18 Sales: 1,239 k ton +9% vs. 3Q17 +14% vs. 2Q18 Strong operational performance and transaction with Fibria evolving on time

Paper Production (‘000 ton) Paper Sales (‘000 ton) Paper Adjusted EBITDA (R$/ton) Paper ROIC (%) 4 ¹ Excludes other businesses from 1Q18 onward, i.e. consumer goods. ² LTM: last twelve months ending on 09/30/2018. ³ Impact due to the Management’s Long-Term Incentive: (i) 2Q18: -R$ 120/ton in EBITDA and -0,6 p.p. on ROIC; (ii) 3Q18: -R$ 67/ton in EBITDA and -0.3 p.p. on ROIC; (iii) LTM 1Q18: -0,1 p.p. on ROIC; (iv) LTM 2Q18: -0,8 p.p. on ROIC e (v) LTM 3Q18: -R$ 52/ton on EBITDA and -1.0 p.p. on ROIC. Paper Operational stability leads to consistent results 208 177 218 806 817 102 87 90 374 369 310 264 308 1,180 1,186 3Q17 2Q18¹ 3Q18¹ 2017 LTM² Brazil 301 280 305 1,157 1,173 3Q17 2Q18¹ 3Q18¹ 2017 LTM² 915 1,000 1,306 781 999 3Q17 2Q18¹ ³ 3Q18¹ ³ 2017 LTM² ³ 12.7 12.1 14.5 15.4 16.2 LTM 3Q17 LTM 4Q17 LTM 1Q18¹ ³ LTM 2Q18¹ ³ LTM 3Q18¹ ³ 301 280 305 3Q17 2Q18 3Q18 208 177 218 102 87 90 310 264 308 3Q17 2Q18¹ 3Q18¹ Brazil Exports

Pulp Production (‘000 ton) Pulp Sales (‘000 ton) Pulp Adjusted EBITDA (R$/ton) Pulp ROIC (%) 5 ¹ LTM: last twelve months ending on 09/30/2018. Pulp Expressive volumes due to a highly demanded market R$3.51 R$3.16 R$3.61 R$3.96 R$3.19 Average FX (BRL/USD) 1,088 1,646 1,895 1,017 1,551 3Q17 2Q18 3Q18 2017 LTM¹ 12.9 15.2 18.8 20.1 22.3 LTM 3Q17 LTM 4Q17 LTM 1Q18 LTM 2Q18 LTM 3Q18 851 821 941 3,541 3,566 3Q17 2Q18 3Q18 2017 LTM¹ 851 821 941 3Q17 2Q18 3Q18 830 802 903 3,615 3,534 3Q17 2Q18 3Q18 2017 LTM¹ 830 802 903 3Q17 2Q18 3Q18

Pulp Competitive cash cost even with high exchange rates and inflation Note: In line with market practice and for comparison purposes, the methodology for calculating the cash cost has been changed from 1Q18 onward and currently does not consider the depletion of wood from third-party suppliers. 6 Quarterly Pulp Cash Cost (excluding downtimes – R$/ton) LTM Pulp Cash Cost (excluding downtimes – R$/ton) 265 5 270 223 (15) 208 142 (1) 141 630 619 2Q18 Cash Cost ? Wood ? Chemicals ? Fixed Cost 3Q18 Cash Cost Wood Chemicals Fixed Cost 279 (14) 265 178 27 205 130 2 132 588 602 LTM 3Q17 Cash Cost ? Wood ? Chemicals ? Fixed Cost LTM 3Q18 Cash Cost

7 Investments ¹ The 2nd tranche of the acquisition price will be paid in 2018 (50%) and 2019 (50%). 9M18 Maintenance 0.9 0.3 Acquisition of Facepa 2.1 Total Structural Competitiveness & Adjacent Business 0.5 0.5 Acquisition of land and forests¹ Capex (R$ billion) 2017 1.1 - 1.8 0.7 - 2018e 1.2 0.3 2.8 0.6 0.7

Leverage¹ (in times) Amortization Schedule (R$ million) Gross Debt: R$ 23.8 billion (US$ 5.9 billion) Net Debt: R$ 10.8 billion (US$ 2.7 billion) 8 ¹ Leverage: net debt over Adjusted EBITDA of the last twelve months. Average Cost of Debt (in US$): 5.2% p.a. based on market swap curve Average Debt Maturity: 93 months Debt Profile 4.2x 2.7x 2.6x 2.1x 1.6x 3.8x 2.3x 2.9x 2.0x 1.4x 0.0x 0.5x 1.0x 1.5x 2.0x 2.5x 3.0x 3.5x 4.0x 4.5x 5.0x Dec/14 Dec/15 Dec/16 Dec/17 Sep/18 Leverage (in R$) Leverage (in US$) 11,646 1,324 12,970 531 1,390 2,244 2,676 1,522 15,455 Cash 3M18 2019 2020 2021 2022 2023 onward Local Currency Foreign Currency

9 Regulatory Approval SEC filings Shareholder meetings Closing Fibria Business Combination Business combination with Fibria evolving on expected schedule Agreement between Suzano and Fibria Antitrust Unrestricted authorization issued by the Federal Trade Commission (US antitrust), SAMR (China), Turkey and CADE (Brazil) Filing at the European Commission (expected conclusion on November) Available sources of financing Local issuances of Debentures, Export Credit Notes and Rural Producer Certificate (R$ 6.2 billion) Issuance of Bonds (US$ 1.0 billion Corporate Approval of the Protocol of Justification and Incorporation (i.e., the Merger Agreement) by the Boards of Directors of Suzano and Fibria Approval at the Shareholders' Meeting held on Sep 13, 2018 Integration planning Approval of all antitrust Closing: D+45 Securities Filings SEC Registration of Suzano Shares and declaration of effectiveness NYSE ADR listing SOX Compliance starting on January 1, 2019

Cash Payment (R$) Hedged Amount (R$) Funds Raised (R$)¹ Derivatives Operations (US$) Hedge Exchange (R$/US$) Derivatives Operations (R$) % Hedged Exchange rate (R$/US$) 03/15/2018 29,027 - - - - - - 3.29 Hedge Operations Instruments of protection reduce exchange exposure 06/30/2018 29,571 21,818 4,681 4,800 3.5702 17,137 74% 3.86 (in millions) 09/30/2018 30,033 25,377 9,680 4,200 3.7374 15,697 84% 4.00 10 ¹ Considers funding raised in the local (Debenture, NCE and CPR) and international markets (Bond 2029).

11 (on 09/30/2018) US$ 11,730 (average FX R$ 3.7374) Derivatives Results Result of the period impacted by the closing exchange rate ¹ In the 3Q18 the result of derivatives totaled -R$ 1,367 million, of which -R$ 1,001 million was the cash effect of the Fibria Transaction. (R$ 1,367)¹ Fibria Transaction (Derivatives) 4,200 Fibria Transaction (Interest Swap) 2,000 Fibria Transaction (Currency Swap) 1,650 Debt 1,565 Cash Flow 2,315 Derivatives Notional (US$ million) Fibria Transaction (Derivatives) - 688 Fibria Transaction (Interest Swap) - 5 Fibria Transaction (Currency Swap) - 389 Debt - 137 Cash Flow - 147 Period Result – Hedge Operations (R$ million)

(R$ million) Cash Installment ¹ on 03/15/2018 CDI adjustment until 09/30/2018 Cash Installment on 09/30/2018 Mark to Market of hedge on 09/30/2018 1st Tranche² (6-year term loan) Cash position on 09/30/2018 Subtotal Additional financing Fibria Business Combination Transaction Financing structurally concluded 12 Fibria's cash surplus and cash generation until the closing ¹ Cash Installment: payment of R$ 52.50 to Fibria’s shareholders for each common share issued by Fibria, which will be subject to adjustment in accordance to the variation of the CDI rate from 03/15/2018 to the date of consummation of the Transaction. ² Commitment: US$ 2.3 billion with exchange of 09/30/2018 (R$4.0039/US$). 29,037 30,033 31,152 996 1,119 (12,970) (9,209) Parcela em Dinheiro¹ em 15/03/2018 CDI até 30/09/2018 Parcela em Dinheiro em 30/09/2018 Mark to Market em 30/09/2018 Subtotal Caixa em 30/09/2018 1ª tranche² (term loan 6 anos) Excedente de caixa da Fibria e geração de caixa 4T18 Financiamento adicional

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